UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Blonder Tongue Laboratories, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

093698 10 8
(CUSIP Number)

December 31, 2015
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 093698 10 8

1           NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert J. Pallé, Jr.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           /_/
(b)           /_/
N/A

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5           SOLE VOTING POWER
1,748,798 shares of Common Stock as of December 31, 2015 (includes options to purchase 460,000 shares of Common Stock held by the Reporting Person that are exercisable within 60 days).

6           SHARED VOTING POWER
218,334 shares of Common Stock as of December 31, 2015 (includes 200,000 shares of Common Stock that are owned by a limited liability company of which the Reporting Person and his spouse own all of the membership interests, 5,000 shares of restricted Common Stock held by the Reporting Person’s spouse and options to purchase 13,334 shares of Common Stock held by the Reporting Person’s spouse that are exercisable within 60 days).

7           SOLE DISPOSITIVE POWER
1,748,798 shares of Common Stock as of December 31, 2015 (includes options to purchase 460,000 shares of Common Stock held by the Reporting Person that are exercisable within 60 days).

8           SHARED DISPOSITIVE POWER
218,334 shares of Common Stock as of December 31, 2015 (includes 200,000 shares of Common Stock that are owned by a limited liability company of which the Reporting Person and his spouse own all of the membership interests, 5,000 shares of restricted Common Stock held by the Reporting Person’s spouse and options to purchase 13,334 shares of Common Stock held by the Reporting Person’s spouse that are exercisable within 60 days).

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,132 shares of Common Stock as of December 31, 2015 (includes options to purchase 460,000 and 13,334 shares of Common Stock held by the Reporting Person and the Reporting Person’s spouse, respectively, that are exercisable within 60 days, 200,000 shares of Common Stock that are owned by a limited liability company of which the Reporting Person and his spouse own all of the membership interests) and 5,000 shares of restricted Common Stock held by the Reporting Person’s spouse.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
N/A

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

29.21%  (Based upon a total of 6,734,736 shares of Common Stock outstanding).

12           TYPE OF REPORTING PERSON
IN

Item 1.                   (a) Name of Issuer:  Blonder Tongue Laboratories, Inc.

(b) Address of Issuer’s Principal Executive Office:  One Jake Brown Road, Old Bridge, New Jersey 08857.

Item 2.                   (a) Name of Person Filing:  Robert J. Pallé, Jr.

(b) Address of Principal Business Office or, if none, Residence: c/o Blonder Tongue Laboratories, Inc., One Jake Brown Road, Old Bridge, New Jersey 08857.

(c) Citizenship:  United States of America

(d) Title of the Class of Securities: Common Stock

(e) CUSIP number: 093698 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d- 1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.                      Ownership

See item nos. 5 through 11 on the second part of the cover sheet.

Item 5.                      Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-12-2016
Date

/s/ Robert J. Pallé, Jr.
Signature

Robert J. Pallé, Jr.  President & CEO
Name/Title

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